Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have acquired is presented as of April 21, 2006, and all references to property acquisitions should be read in that context. Properties for which we enter into initial commitments to acquire, as well as properties we acquire after April 21, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

As of April 21, 2006, we own an interest in retail and commercial properties at seven resort villages, one merchandise mart, four waterpark resort properties, one sky lift attraction and have made four loans. We have also committed to acquire one ski attraction and one dealership property. All of the properties we have commitments to acquire or in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators which we consider to be significant industry leaders.

On April 21, 2006, we acquired a leasehold interest in two Hawaiian Falls waterparks in Texas for a combined purchase price of approximately $12.1 million, excluding transaction costs, and leased them to HFE Horizon, LP to operate on our behalf. One of the waterparks is located in Garland, Texas and consists of 10 acres with slides, rivers, children’s attractions and a small wave pool with additional areas for groups and private parties (the “Garland Property”). The second waterpark is located in The Colony, Texas and sits on 7.5 acres with slides, rivers, children’s attractions and a small wave attraction (the “Colony Property”). Both waterparks are on long term ground leases from the municipalities.

Our board of directors declared distributions of $0.0458 per share to stockholders of record at the close of business on January 1, February 1 and March 1, 2006, which were paid by March 31, 2006. The board of directors declared distributions of $0.0458 per share to stockholders of record on April 1, 2006, which will be paid by June 30, 2006.

THE OFFERING

As of March 31, 2006, we had received aggregate offering proceeds totaling $520.7 million (52,246,063 shares) from 17,596 investors in connection with our initial offering. This amount excludes 20,000 shares purchased by our Advisor for $200,000 preceding the commencement of the initial offering and the $1.2 million (117,708 restricted common shares) issued in December 2004 to CNL Financial Group, Inc. but includes $8.2 million (861,879 shares) purchased through our reinvestment plan. Our second public offering commenced April 4, 2006 and only minimal proceeds have been received to date.

BUSINESS

The following information updates and supplements the Property Acquisitions section beginning on page 67 of the prospectus.

Dallas Market Center Property. Through a partnership with the Dallas Market Center (“DMC”), a Dallas company affiliated with Crow Holdings, we own an 80% interest in the Dallas Market Center (the “DMC Partnership”). We acquired our initial interest in the DMC Partnership and the Dallas Market Center through a series of three investments contributing approximately $71.1 million in equity.

April 25, 2006	Prospectus Dated April 4, 2006

The following information updates and supplements the Property Acquisitions section beginning on page 69 of the prospectus.

Intrawest Resort Village Properties. In December 2004, we acquired an 80% interest, through unconsolidated entities (the “Intrawest Partnership”), and invested approximately $41.9 million in retail and commercial properties at seven resort villages in the U.S. and Canada (the “Resort Village Properties”), six of which are located near ski resorts and one of which is located near a golf resort.

The following information updates the Other Attractions section beginning on page 77 of the prospectus.

Hawaiian Falls Waterparks. On April 21, 2006, we acquired two outdoor waterparks each on municipal park land in the northern suburbs of Dallas, Texas from Harvest Entertainment, LLC. The principals of Harvest Entertainment have owned and managed themeparks and waterparks since 1972.

The two waterparks, branded with the “Hawaiian Falls” name, are on long term ground leases from municipal governments. The Garland Property is located on a portion of the 129-acre W. Cecil Winters Regional Park in Garland, Texas. The 10-acre Garland Property is located on a ground lease with 27 years remaining with no options to extend remaining. The Colony Property is located on a ground lease with 37 years remaining and two 5-year extensions available from the city.

The Colony Property originally opened its gates in May of 2004. The waterpark operates from May through September each year with annual attendance of over 152,000 visitors in 2005. The 7.5-acre Colony Property is located in a fast growing area of the Dallas-Fort Worth metroplex, just 35 minutes north of downtown Dallas along the southeastern shores of Lake Lewisville. The population within a 15 mile square radius of The Colony is estimated to be 1.46 million. There are six other cities within 10 miles of the Colony Property including Plano, Frisco, Addison, Lewisville, Carrolton and Little Elm.

The Garland Property originally opened in May of 2003. The waterpark operates from May through September each year with annual attendance of over 138,000 visitors in 2005. The population within a 15 mile square radius of Garland is estimated to be 2.02 million. The City is 15 miles northeast of downtown Dallas and bordered by Interstate 635, Interstate 30, and U.S. 190. The Dallas-Fort Worth International Airport is 30 minutes away.

At the time of the acquisition, we entered into two triple net leases with HFE Horizon to operate the properties for us. The following table sets forth the location of each of the properties described above and a summary of the principal terms of the acquisition and lease of each property. The properties are both adequately insured and there are no major capital expenditure planned for the waterparks. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

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PROPERTY ACQUISITIONS

Property location and description	Purchase price(1)	Date acquired	Lease expiration and renewal options	Minimum annual rent	Percentage rent

Hawaiian Falls Colony Waterpark(2) (the “Colony Property”) Located 35 minutes north of Dallas along the southeastern shores of Lake Lewisville, the Colony Property includes rides such as: The Waikiki Wipeout waterslide and The Flyin’ Hawaiian waterslide.	$5,820,000	04/21/06	05/01/2033 with no renewal options	$567,450 in the initial year	15% of consolidated Colony and Garland gross revenues in excess of $4.2 million

Hawaiian Falls Garland Waterpark (2) (the “Garland Property”) The Garland Property is located on the 129-acre W. Cecil Winters Regional Park, north of Dallas. Specific rides and attractions currently include: The Pineapple Express open flume slide, The Pipeline flume slide and The Flyin’ Hawaiian waterslide.	6,305,000	04/21/06	05/01/2033 with no renewal options	$614,738 in the initial year	15% of consolidated Colony and Garland gross revenues in excess of $4.2 million

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the properties is set forth below:

Property	Estimated federal tax basis
The Colony Property	$5,820,000
The Garland Property	6,305,000

$12,125,000

The properties have entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by Veggie Tale characters Bob the Tomato and Larry the Cucumber.

Harvest Entertainment, LLC. HFE Horizon, LP was a division of Herschend Family Entertainment that focuses on “micro-waterparks.” The company was purchased by HFE from Entertainment Properties Trust (NYSE:EPR) in December 2004. The principals of HFE Horizon have operated and owned theme parks, waterparks and family entertainment centers since 1972. In April 2006, certain principals from HFE Horizon formed Harvest Entertainment, LLC, acquired HFE Horizon and sold the two waterpark properties to us.

Competition. Nationally, Palace Entertainment and Six Flags waterparks compete with smaller waterparks like the Garland and Colony Properties. Locally, the Dallas-Fort Worth summer entertainment market for visitors and residents is served primarily by regional waterparks including Water Works Waterpark, Wet Zone, and NRH2O Waterpark which compete with the properties for residents and visitors time and entertainment dollars. The major amusement park in the area is Six Flags Over Texas, which also boasts Six Flags Hurricane Harbor waterpark which competes directly with the properties in the Dallas market. In addition, Dallas hosts competing seasonal events such as the country’s most attended state fair, The State Fair of Texas, which usually takes place at the end of September through the third week in October and competes generally with the properties.

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APPENDIX B

PRIOR PERFORMANCE TABLES

The following information in Tables II and III updates and replaces the corresponding information in Tables II and III of Appendix B to the Prospectus:

Table II – CNL Hotels & Resorts, Inc.

Dollar amount paid of cash generated from (used in) operations before deducting payments to sponsor: 2005	202,196,000

Table III – CNL Hotels & Resorts, Inc.

Less:	2004 (Note 1&2)

Depreciation and amortization	(145,872,000)

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